Orange Bike Brewing Company

0:00
my name is Tom Ruff I'm the founder of

0:02
orange bike Brewing Company we're

0:04
Portland Maine's first dedicated

0:05
gluten-free Brewery I used to be a huge

0:08
craft beer lover but at age 54 I

0:10
realized gluten and I just no longer got

0:12
along I started the search to find a

0:14
good gluten-free craft beer because I

0:16
really wanted to enjoy the craft beer

0:19
experience and that's when the light

0:20
bulb went off Ellen Pugsley is one of

0:24
the best Brewers in the world and he

0:27
resides here in Maine and he came back

0:29
to me after doing some research and he

0:31
said I'm all in I think you have a great

0:33
opportunity but unfortunately around

0:36
that same time period there was a brave

0:39
woman Brienne Allen who was the master

0:41
Brewer at Notch brewing in Massachusetts

0:44
she posted on Instagram how many women

0:47
in the beer industry hippin harassed or

0:52

discriminated against on her Instagram
0:54
and that's when I made a decision that
0:57
this was no longer just going to be a
0:59
craft Brewery to make beer that we were
1:02
going to be a purpose-driven brewery and
1:04
we were going to use this platform
1:07
to amplify those voices we've bookmarked
1:10
this money specifically to our tasting
1:12
room and our priority of making The
1:16
Tasting Room a space where all feel
1:19
welcome thank you for your time and I
1:21
hope to see in our Tasting Room soon
1:22
cheers
1:24
[Music]

B Lab U.S. & Canada: The Influence of B Impact Clinics

0:01
hello everyone and welcome to this amazing conversation we have prepared for you all with the University of New
0:07
Hampshire's impact Clinic I'm joined with Fiona Wilson who is the director of
0:13
sustainability Institute I'm here with Tom Rupp who is the owner of orange by
0:18
growing Caroline Cavalieri who was a youth and recent UNH graduate and was a
0:24
project lead in the impact clinic and Jeremy pair who is a sustainability
0:30
consultant and served as the Advisory Board member good afternoon you all
0:35
hello good afternoon thanks for having us of course

0:41
um we want to jump right into the conversation with us we have a lot to unpack in a short amount of time I'm Fiona I want to start with you could you

0:48
tell us how the UNH impact Clinic came about and how it has impacted the local community and your student advisors

0:57
yeah I'd love to Lauren thanks and I'll take the first question first and then maybe you can prompt me on the second one

1:03
um so in terms of how the clinic came about um so UNH is a public university

1:10
um I as you mentioned I lead our sustainability Institute and we're really thinking you know in this decade

1:17
leading up to 2030 we're really thinking about a public university Mission and

1:22
how we can really do two things one is really to graduate thousands and thousands of young leaders

1:28
people like Caroline who really have both the skill set and the mindset to be the leaders that we so desperately need

1:35
to help us make this transition to sustainability and resilience and then at the same time as a public university

1:42
our goal is also to really support the businesses and other organizations in

1:47
our region on that same transition right so we're trying to really think about how do we as a university

1:54
um connect with businesses like orange bright brewing and really help them with their sustainability goals so the B

2:01
impact Clinic is one of the many ways that we're doing that at UNH um I was lucky enough to learn about the be

2:07
impact Clinic model from a wonderful person called Jessica Thomas she's at North Carolina State University she

2:15
really started the first BMP clinic in the country at the University um and a number of years ago she you

2:21

know generously shared some insights with us and we created our own version of that clinic we've now been running it

2:28

for about six years um and it was really driven by the fact that we know that students like Caroline

2:35

are looking for a different kind of education they want Hands-On learning they want to be connected with real

2:40

businesses doing real things about building a new kind of economy

2:48

right uh not the economy that is depletive and extractive and calling so

2:53

many of the challenges we see in the world but really uh an economy that's full of businesses doing good things

2:59

that are you know net net positive um for for the world and then we also

3:05

you know started the clinic because we were having conversations with people like Tom small business owners new business

3:12

owners who are really interested in b cup certification but they just didn't

3:17

have the in-house capacity um time skill to get it done and so we said okay we've got these two two

3:24

demands from students from companies we have we have a solution to that um and so we started the clinic really

3:31

trained students like Caroline in the methodology of the B impact assessment and and how companies get certified or

3:38

re-certified um and then we match them with companies like orange break Brewing to help them

3:44

complete the assessment and um and go down the path towards certification

3:49

that's beautiful I am curious to know um because we've talked before about the

3:56

impact that the clinic has had on local business what has that looked like in the six years that the clinic has been

4:02

running yes thanks for the reminder on that question so um we have at this point worked with

4:10

um just about um oh hang on I have my statistics right here so we work with just about

4:17
um 50 businesses 50 different clients um that equates to about 200 students so

4:25
each team the team of four students um Caroline I'll tell you a little bit

4:31
more about the team structure um and that equates across so those students work for a 15-week semester uh

4:39
with their matched client those students are doing um at least four or five hours a week

4:45
devoted to their project so when you add all that up it gets to be twelve thousands anyways

4:51
student time working with their clients over the last few years and if we just conservatively say that you know we

4:57
would you know hypothetically you know if those students were being paid um 25 an hour that equates to about

5:04
three hundred thousand dollars at least conservatively of kind of economic impact and the students are actually

5:12
getting it credit for this this is embedded as part of their UNH education

5:17
um and and um and in terms of the clients we brought with um

5:22
we have had um about 12 or 13 certifications we've

5:28
had uh almost 10 re-certifications and we've got a number of pending

5:33
certifications as well so um and in all cases the the clients we work with have kind of meaningfully

5:39
increased their their score on the B impact assessment as part of the clinic I think that's amazing and that takes us

5:47
into a segue with Tom who went through the impact Clinic Tom can you tell us a

5:52
little about a little bit about how orange back Brewing was introduced to the clinic

5:57
sure so and thanks for having me Lauren it's great to be here and you know Fiona

6:03
sitting in front of us today I had heard Fiona's name uh mentioned several times

6:09

and a little bit about the BM pet clinic but knew nothing about it um and then I owned a medical company I
6:16
started 34 years ago I recently sold that and um my I started having health issues and
6:24
it turns out it was gluten and I used to be a craft beer lover and not having
6:29
Craft Beer due to my gluten sensitivities is what prompted this whole
6:35
project with a gluten-free Brewery but also just with the world this was 2020
6:41
is when you know this happened and with the world imploding politics George
6:47
Floyd murdered uh covid um
6:52
I and there was another movement taking place kind of a reckoning within the craft beverage sector
7:00
um kind of the me too movement within the beer industry and this started was prompted by a brave woman Brewer in
7:07
Massachusetts five days after I had the idea to start this Brewery
7:12
um and so I did a deep dive I almost thought about pulling out when I learned about the toxic side of the industry and
7:19
with you know sexism racism discrimination misogyny and I have a
7:25
six-year-old daughter at the time she was a four-year-old daughter I I thought about you know this business uh I did
7:32
not want to just start another crap Brewery if we were going to do this we were going to be a mission-driven brewery and we would use this brewery as
7:39
a platform to drive change in the industry um in the world and the economy and I
7:45
didn't even mention with the climate like imploding in the world imploding regarding you know climate and what's
7:51
going on I was freaked out and um so I started this Venture Mission
7:57
driven everyone advised me actually not to do anything with B Corp work because
8:03

as a startup it's just not humanly possible at the time it was just me I didn't even have another employee trying

8:09

to build out this model um and it started as a small kind of a lifestyle project initially like a six

8:16

hundred thousand dollar small scale but then when I discovered kind of the opportunity on the business side you

8:22

know it's grown into a multi-million dollar operation um but I did not have the support and so

8:28

I I met with Fiona actually on a brew day when we were Brewing one of our recipes with Alan Pugsley by the way

8:34

which has transformed our project he's a world famous Master Brewer that lives here in Maine so he's driving the beer

8:41

side of the project for us so that allows me to focus on the business side and so I had my interview with Fiona at

8:48

the brewery on a brew day and Fiona and her team sharing the bee impact clinic and the model for what they're doing and

8:55

how they can support a small business and a small business owner who's stressed out

9:00

you know trying to raise a lot of money trying to do good in the world but not able to do so

9:07

um and so Fiona when I heard about this program the support that they would offer and with the younger the Next

9:12

Generation the Gen Z who I'm really empowered and excited to work with the

9:17

folks that are giving me hope for our future because they're calling out uh

9:22

you know the BS when they see it and the green washing and all the washing going on which I love

9:29

so getting accepted into this program and working with Fiona Caroline and then

9:35

Jeremy help from my side to run kind of the orange bike business side and then we had another advisor Tara Jenkins

9:42

who's part of conscious capitalism and also the Corp certified business

9:48

um the student team transformed this project and I know Caroline and the team don't realize the impact they've had on

9:54

me and our organization but through them when I first did this assessment Lauren uh we scored a 28 on the BMI Clinic

10:03

certification process I was so embarrassed by that score and the

10:10

thought of getting B Corp certified by just me there's no way I threw my hands

10:16

up I'm done I can't do it and I gave up hope but thanks to Caroline and this team and working with them for this

10:22

semester and have this student team like committed to our company so focused and

10:29

with a strategy a plan weekly meetings and Caroline really drove that which you

10:35

know I'm so grateful for that but through this team and this semester we are able to identify I forget what was

10:42

the exact number Caroline for our increased score it was close to 60 points I think it was

10:49

about like um higher 50s about 60. so if you're starting 28 it would push you to above

10:56

80 toward 90. yeah so with that team's road map that

11:01

they provided to orange bike literally handed to us on our graduation day the

11:07

road map and said here now it's on you to carry this forward and we will execute on their vision and strategy and

11:15

that's carried forward to this semester Dr Pierre has helped us build out a new team that we just wrapped up this

11:21

session yesterday actually so now we're building out a new cohort for the fall so

11:27

sorry to go on but no that was amazing in front of you every time we've done it

11:33

you know we never could have done it we wouldn't be sitting here today Lauren if it wasn't for Fiona and Caroline and the

11:38

B impact clinic at unh yeah I'm curious Tom is there a specific

11:44

impact area from the B impact assessment that you have honed in on from all of the information that you've got from

11:50

Caroline and the team at unh yeah so there's we identified we went

11:57

through all the areas and Jeremy's really good Jeremy's the one for me with our he's uh on our Advisory board but

12:03

he's also a business strategy guy on top of being a professor on top of being gluten free

12:10

so yeah it's really good because I have all these ideas I want to save the world and

12:16

Jeremy's really good about Tom we can't do it all these are the areas let's let's lock it in and go for

12:24

it so I'll let God prepare share um you know the work that we're we're doing there and especially with the side

12:31

pot because I've just been fascinated with this side pock model and what he's done there

12:36

but I'd love Jeremy to chime in on the structure that you put in place for us

12:41

you know using the clinic uh is the the tool to help us

12:46

and I have to tell you that it's that energy that is so important to these types of projects that it keeps me going

12:53

and uh yeah someone who's had a health issue and is very much gluten-free uh

12:58

because I have no stomach but that's a story for another day um it makes these types of projects

13:03

that's much more you know passionate and purpose-based and I think the purpose Dynamic here is what's so important

13:09

especially if your firm is thinking about becoming a b Corp it is difficult uh for sure but at the same time it's

13:17

really about uh taking the steps from a process perspective to understand it and I think that's where Caroline and Fiona

13:23

and working through a clinical space like this really allowed for some exploration on a week-to-week basis

13:30

which a lot of firms don't afford themselves that time to do uh and so when you're focusing on an impact area
13:36
Lauren like you mentioned I think the commitments themselves Tom has a bunch of commitments in the in his his world
13:43
uh which is wonderful but we needed to through this B Corp space really start
13:48
to hone in and I think that's where Caroline and her team as we met each week I tried to lend some guidance each
13:53
week and and keep them moving Caroline will speak to that whether that worked or not but I think it worked okay uh was
13:59
this whole idea of really thinking about how do we hone in on those spaces so that we can see that Improvement and get
14:06
to that you know I got 80 points is the is that space But at the same time it was really about learning and guiding
14:13
and moving to a spot where we could continuously improve so I think the fact that it was possible was probably the
14:20
biggest impact of this impact Clinic it was possible to get where we wanted to be
14:26
yeah go ahead I think I was gonna say I think governance specifically if you
14:33
want to think about an area on the assessment that was heavily looked at I
14:38
think for us was we started with governance and every week as we moved through our timeline we would always
14:44
touch back on those governance pieces because it was so foundational as to the policies and ethics that orange bike
14:51
wanted to ingrain so I I feel like that probably was one of the bigger impact areas that we saw working in the clinic
14:58
together Caroline while we have you I'm curious
15:05
to know from your perspective because we talk a lot about what the next generation of Business Leaders and
15:10

consumers looks like so what Drew you to the impact clinic and what was your experience like working with Tom and

15:16

orange back Brewing yeah so I my junior year I began

15:22

volunteering with the New Hampshire Food Alliance and working with um that team within the sustainability

15:28

Institute I also did our semester in the city program where I was able to take

15:34

classes in Boston with the college for social Innovation and do my internship

15:40

here in Durham so I kind of was putting my feelers out for the programs in the sustainability Institute

15:46

and my peer-to-peer Mentor was Jen Andrews and she actually runs the carbon

15:53

Clinic so I kind of got an introduction to the B impact clinic and what they were

15:58

starting with the carbon Clinic while I was in semester in the city so I decided to apply an interview for the fall of my

16:07

senior year and it worked out so I worked as a just a student consultant with the Stout heart team which is a

16:14

small marketing agency in Portsmouth um who actually just became certified a few months ago which is a big win

16:21

um and then that work kind of just kept driving me I enjoyed it so much and being able to work on a team that I

16:27

decided to come back as a peer mentor to work with orange bike

16:33

um and I think just the idea of being able to work with companies real

16:38

companies real clients real individuals throughout all levels of the

16:43

organization was very appealing to me because my time throughout College was

16:49

kind of weird with covid like I my first full year at UNH was my junior year of

16:54

college so the ability to be able to work with a real company I hadn't had

17:00

that opportunity yet with any internships I always worked for the UNH or did like an on-campus job or

17:07

something like that so I really wanted to Branch out and meet people who were

17:13

interested in and doing good and focusing on all those areas in the assessment because when it comes down to

17:20

it it's so important that you're being thorough and looking at all those things and it just helped me learn so much more

17:26

about how a business operates and how it could operate if some systems were more

17:32

accessible or if there was just more purpose in in terms of business instead

17:38

of just driving a profit right so as a recent graduate I'm curious has working

17:45

with the clinic and and seeing what business can be has that shaped how you

17:50

look at business and has that led you to wanting to work with the B Corp or even starting your own business yes

17:57

definitely definitely I think it's kind of showed me how powerful the community is and how

18:03

um how much I can really dive deeper into public systems that shape these businesses I I'm pursuing my Master's in

18:11

public administration next fall which is really exciting to be able to work kind of

18:16

seeing how those systems operate and the accessibility within them and how they do Drive businesses whether it's public

18:24

private non-profit and it's just so refreshing to have worked with companies

18:29

who want to do good and from the start like orange bike and then being able to work with Stout heart as well they they

18:36

were an established company for I want to say five or six years before they started in the clinic

18:41

and Mariah the the owner has just been like a ball of fire for those six years

18:48

wanting to constantly do good and and ethics just all over within every area

18:55

of the business so I think for me I've known now that I would love to continue

19:01
to be a part of this community and working to help kind of Drive the access and
19:07
give continue to give myself hope for sustainability in the future and how that that plays a role within businesses
19:14
as well yeah I have one more question for you maybe what as um the Next Generation gen Z how
19:23
from your perspective what role does gen Z play in the way companies do business as I was talking to Tom he told me about
19:30
you all as this BS meter and I thought that was so funny but actually a good way to measure how companies do business
19:37
I'm curious from your perspective what does that look like mm-hmm yeah so from the beginning when when Tom sat down
19:43
with us for the first time he was like I want you guys to call me out on any BS so that's where that kind of stemmed
19:49
from was just our first meeting we all were very open and vulnerable to this
19:54
idea that um if this is if we're all going to work together on this project we all need to be honest and and speak
20:00
what each other's truths are and what our opinions are so we can kind of form one unified opinion instead of all being
20:08
all over the place but I think my generation is very intentional and
20:13
purposeful I think um and I think at least for myself I I want to see ethics ingrained in every
20:20
level of business and I think a lot of folks of my generation do too and I think our generation is just such an
20:28
advocate and they'll continue to push businesses to make right decisions that
20:33
will directly impact the consumers rather than the cash flow of the business and I think that's very
20:40
important because like that's what I've learned about a lot in my classes Junior and Senior year for my business degree
20:47

was kind of this this new wave of capitalism and how corporations can
20:52
actually start to do good instead of um just looking to turn that profit for
20:58
their shareholders so I think the more gen Z students learn about business the
21:04
more it's going to show them how it should change for the better for
21:09
our society and how it can actually impact individuals on a small level instead of on a large profit scale
21:19
and Fiona I'm curious from your perspective since you have been with the clinic for since its Inception what have
21:25
you seen as far as trends go with your students coming through the program as far as how they look at business and how
21:32
they they um work with companies who are looking
21:37
to do good yeah that's a great question Lauren so you know I'll I'll take it even outside of the clinic so I spent
21:44
the first um 15 years or so of my career in the business world I work for some large global companies and then in my mid-30s
21:52
decided to go back and get a PhD and start teaching and leading in in
21:57
academic organizations and so I've I've now been teaching and um you know leading
22:03
programs around B Corps for about 20 years I was lucky enough my my
22:09
dissertation for my PhD I was doing that work in 2008 2009 so just really when B
22:15
lab was getting started the whole B corporate um B coats are a big piece of my
22:21
dissertation and I've been weaving it into my teaching you know for the last
22:26
uh 20 years or so and it was so interesting you know early on um you know very few students would know
22:33
what the B Court movement was um many students can I and I've you know
22:38
consistently taught students in Business Schools like Caroline but also I've taught students across the University from other different uh different

22:45
different disciplines different majors you know and and predominantly you know
22:51
the view coming in was you know business is pretty evil you know business is kind of the source of many of the problems we
22:56
face in the world today and just huge skepticism that business really could be a thoughtful good and what's been really
23:03
great to see you know over the last particularly the last I'd say five to six years it's just this real shift much
23:10
more awareness amongst students of the B Corp movement you know still healthily skeptical right um rightly so
23:18
um but really a growing awareness that there is a different kind of business there's a different group of businesses
23:24
that are redefining what success means they were redefining the impact they can have for both their shareholders and
23:30
their stakeholders and so you know you're seeing people like Caroline right you know they they really want to work
23:36
for and buy from invest in companies that are aligned with their
23:41
values and we've got green watching and you know that's why we so enthusiastically
23:49
studied the B impact Clinic is because the B impact assessment that vehicle
23:54
that b lab created and maintains is most the most incredible teaching
24:00
tool right it really allows students like Caroline to go in at a really
24:05
granular level and and really learn like what does it mean to be a truly sustainable Equitable business right
24:12
it's not just platitudes it's not just a few you know Recycling and changing some light bulbs this is deep work across all
24:20
aspects of the business and the be impact assessment is an incredible teaching framework right it
24:25
essentially creates the curriculum for us for the um for the uh for the for the

24:31
program and just you know just seeing you know just incredible enthusiasm for students um you know we always have more
24:37
applications than we have places so we are able to select really fantastic things like Caroline
24:44
um but yeah just you know huge and I think students also want something that then you know then they're not getting
24:50
in their regular classrooms you know I'm I'm a professor you know I'm a big fan of of more traditional classes those are
24:57
important but as we like to say you know that sort of more theoretical learning today is sort of necessary but not
25:02
sufficient and so we need to complement that with this kind of really immersive Hands-On learning where students can
25:09
learn skills you know Real World skills they can learn about Consulting and project management and communication
25:17
um but they can also build networks you know for their future careers with people like Tom and um
25:23
and Jeremy yeah Jeremy I'm I'm curious to hear from
25:28
you because you've been a part of the B Corp Community for a number of years now I mean you're a huge proponent for not
25:34
only the pipeline of students that come through the impact clinic but consultants and businesses
25:40
um I'm curious what role do you see be lab as the as an organization playing and
25:46
fostering impact clinics and supporting um the next generation of business owners and consumers
25:52
yeah this this space if you want to nailed it as far as thinking about this is such a great learning tool for
25:58
everyone and I think this is the this is the opportunity because every organization uh needs a strategy and and
26:05
Tom mentioned my strategic work and this B lab space provides that strategy but
26:10

it also allows for a a you know enormous opportunity to identify what your place
26:17
within that is going to look like so B lab provides the basic five areas soon to be 10 potentially obviously if things
26:23
start to change here um which I'm a major proponent of because it just adds another layer also
26:29
though it can get that much more daunting so I think there's a real fine line here that we have to be able to
26:35
think about because it could become difficult for some firms if it's not couched in the right way and this is
26:41
where the clinic has allowed that to be really successful I think um I saw a statistic recently where I
26:47
think less than one percent of businesses are B Corps I believe and correct me if I'm wrong so there's a
26:52
huge opportunity here for more people to get involved and we need these clinics at like every school across the country
26:59
frankly um you know it takes away from some of the the uniqueness that is a unhb clinic
27:05
but I can tell you I've been part of the B academic Community for a short period that's out of North Carolina State
27:10
Jessica Thomas's group down there uh and just even being there for a small amount
27:17
of time allow me to realize that opportunity that is here with all of the different firms that can be part of it
27:23
and uh I think again B lab really needs to be that space because I
27:29
don't see a competitor if you will we're really thinking about the competitive uh capitalistic dynamic
27:34
uh to be the transformation that is so needed in business right I mean if you
27:40
think about climate change we talked about before we're getting worse every year not better even with all of the
27:45
commitments and so at some point we need business to really step up to the plate B lab can be that guiding force uh and

27:53
it's folks like Tom uh that want to do the right thing they're going to help other people learn because they're part
27:59
of this larger community so that's where I really see B lab as being the driver
28:05
um and so important I also teach and I'm a professor at a couple of different schools and not many of my students know
28:11
what B lab is and so to me there there's an opportunity for a lot more growth and
28:17
that that to me is the exciting part of this and why uh again as I look at the landscape that I've been dealing with as
28:23
a professional with businesses and in a Consulting Space is really the guiding
28:28
post uh that can be ubiquitous and internationally ubiquitous as well many
28:34
state programs but here we're really starting to think about this in terms of a wider scope so if you do have
28:40
operations Tom's going to grow he's going to grow nationally he's going to go internationally I have no doubt and
28:46
I'm I'm going to be there to watch that happen and to me if he expands into
28:51
wherever that might be he can still come back to be labs and say I need help uh this is the guidepost I'm going to
28:58
utilize okay and now that we're coming up on time so I want to leave room for advice
29:06
that you all may have for perspective um companies who want to certify what
29:11
that looks like um how they can join in on the impact clinics or even other resources that you
29:17
all may know of that you can share with them and this question is for anyone
29:22
yeah Caroline just to to chime in on Jeremy's
29:28
comment and you brought up a good point Jeremy um the bee Labs the structure
29:36
um Lauren we refer to that Weekly the work that we're really getting
29:43
involved in now is the racial Justice initiatives that's kind of our driving

29:48
force and that for me personally is my number one commitment for the organization
29:54
and you know Logan nemec is another young student from University of
30:01
Southern Maine he was the main policy scholar that's actually been a part of orange bike Brewing through USM for
30:07
going on nine months now and he's continued his work this summer and just
30:12
yesterday I referred him to be Labs because some of the racial Justice work
30:18
and initiatives on building a more just an equitable business model we're looking to do that within the
30:25
craft beer sector and I probably three to five times a week I tell Logan go to
30:30
be Labs dig find the resources we don't have to reinvent this I'm sure they have
30:37
like a road map and that for me has been huge and I'm actually on a plane
30:42
tomorrow to Pittsburgh to meet with the new national black Brewers Association the first in the world
30:50
um tomorrow they're having a conference and then the barrel and flow Festival which is one of the top 10 beer
30:57
festivals in the world for the black owned breweries and so we're meeting with them to be an ally and supporter
31:03
and move forward together strategically so we're using B Labs infrastructure and
31:08
models to share with the executive director from the national black Brewers Association on here's our work how can
31:15
we put our heads together to move forward together using the B Labs infrastructure so for me that has been I
31:22
never could have done on any of this if it weren't for the structure you have in place which is free it's open source
31:30
shared which we're looking to do with our business models that's what Jeremy and Luke and the others at Orange bike
31:36

were doing is we're building these models and sharing them with other businesses here in Maine say look we've

31:43

already spent two years researching this here's the motto you have that you know and once you figure out some

31:49

improvements let's come back and let's build this together so we're not teaching our Silo doing this work but

31:56

doing it together so anyways I just wanted to share that for what it's worth and since the clinic I will

32:02

uh this is a clinic it's been really interesting to watch more people come onto these calls each week as they're

32:07

wanting to learn about this and so the excitement that this can bring uh can really make this a space where uh again

32:14

the learning takes place and it can make it more ubiquitous um Lauren to your question I think the be local groups and Fiona may know more

32:21

about this but uh certainly they are a great place for folks to go to be able to understand what's going on locally

32:27

and continue their Learning Journey um you know Tom's is a manufacturing space and I have to tell you there's

32:33

less manufacturers right than there are of other people in this area because it's that much harder and I think this

32:40

is where we really need to put some critical time and the be local groups can help all groups be part of that

32:47

um but it's a really important factor here especially as we look to have that impact for the main folks that are manufacturing Goods uh in particular to

32:55

be part of this and uh again the service Dynamic can learn and teach and that's

33:00

where I think the be local as well as the clinics right can really be you know opportunistic in in getting you to that

33:07

next stage of your purpose-based growth Cloud closing Phyllis do you have questions

33:12

Caroline go first because I know she has to leave this moment here I said go ahead Caroline with your closing advice

33:18

I was going to say as a piece of advice I think from what I've heard from

33:23

clients at the beginning of the semester tour versus the end of the semester

33:29

um when a company is looking for certification or to embark on this process I think the biggest piece of

33:36

advice I could give is to have someone dedicated on their team to working through this process because

33:43

that's what the organization of that is what's gonna drive the success of the

33:49

work that is being done because if there is not one or a handful of people focusing on just this work

33:56

um it's not all going to get done and it's it's hard to spread it out across the organization to all these different

34:02

people unless there's one person specifically who has their head screwed

34:08

on straight through all the sustainability measures and through all the five areas of the assessment that if

34:14

if there's one person dedicated to it you can really Drive some change there

34:20

that's great Caroline you know I would say announces your question Lauren you know for businesses who are considering

34:26

B Corp certification um definitely find help right whether it's one of the the impact clinics

34:32

there's I think 16 or 17 of them around the country at different universities now

34:38

um but there's also wonderful uh Consultants uh in the in the b cup space who can help you as well if you want to

34:44

bring on Consultants including some students who uh there's three or four students who've graduated from Abbey

34:50

impact clinic and now have their own Consulting businesses helping businesses get be Court certified so there's lots

34:56

of resources to help companies get the cup certified you know it's hard because certification is hard
35:03
and it's sort of meant to be hard right I mean it doesn't have value unless it has rigor
35:09
and so I would just say like just commit to trying right you don't have to it's
35:14
it's all confidential you know you can sign up you can get the impact assessment for your company your
35:20
industry you can go through it you know like Tom you know when he first did it it was 20 20 something points no one
35:27
knows that except you um but what it does is it gives you a roadmap for how to get there
35:33
um so you know you don't have to commit to getting there you have to commit to trying um and I think the rewards are really
35:39
significant um you know I think it's just a better way to be in business it feels good to
35:44
be a business leader knowing that you're doing many of the things that are really helping contribute to a more sustainable
35:51
Equitable World um to Jeremy's point about the be locals around the country you know we are part
35:57
of the be local um in in Portland Maine there's 18 B Corps now in the state of Maine where
36:04
one of my colleagues at UNH is helping start one for New Hampshire there's 18 b cups now and you have it too it's a
36:11
great Community you know they're the right people you want to be hanging out with at this moment in human history I
36:16
think I think um you know it's uh it's lonely being a business owner and it's really nice to
36:23
be part of a community of like-minded people so um you know I think it helps you attract and retain employees it helps you
36:29
attract customers increasingly um just a just a great thing to do even though it has rigor to it
36:36
um I appreciate all of that advice that's very good advice y'all and thank you all
36:43

so much for joining me um I want to leave a room for you all to finish your days thank you Caroline

36:50

thank you Tom thank you Jeremy thank you Fiona and everyone if you want to learn more about becoming a b Corp or what

36:57

certification looks like you can go to we rbcorks.com all right thank you bye y'all thanks for

37:05

hosting this thanks for having me bye-bye I know